Mail Stop 6010

August 1, 2008

Glen E. Tellock
President and Chief Executive Officer
The Manitowoc Company
2400 South 44th Street
Manitowoc, WI 54221-0066

      Re: The Manitowoc Company
              Amendment No. 1 to Annual Report on Form 10-K for the fiscal year ended
              December 31, 2007
              File No. 001-11978

Dear Mr. Tellock:

      We have completed our review of your Form 10-K for the fiscal year ended December 31, 2007 and related filings and do not, at this time, have any further comments.

                           Sincerely,

                           Tim Buchmiller
                           Senior Attorney

cc (via fax):   Maurice D. Jones, Esq. – Senior Vice President, Secretary and General Counsel